UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s (i) Condensed Interim Financial Statements as of June 30, 2024, which is attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024, which is attached hereto as Exhibit 99.2; and (iii) press release issued on September 3, 2024, titled “ParaZero Announces First Half of 2024 Financial Results”.

This Form 6-K, including Exhibit 99.1, Exhibit 99.2 and the first paragraph and the sections entitled “Key Highlights of ParaZero’s Achievements in the First Half of 2024 & Recent Updates”, “First Half 2024 Financial Highlights” and “Forward-Looking Statements” in the press release attached as Exhibit 99.3 attached hereto, is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268) and Form F-3 (File No. 333-281443), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	ParaZero Technologies Ltd.’s Interim Condensed Financial Statements as of June 30, 2024.
99.2	ParaZero Technologies Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024.
99.3	Press release titled: “ParaZero Announces First Half of 2024 Financial Results”
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: September 3, 2024	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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